Juan Pablo San Agustín EVP of Strategic Planning and New Business Development Exhibit 2

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, amongbusiness conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Solid ROCE improvement Encouraging industry outlook and dynamics Continue driving shareholder returns CEMEX Ventures to unlock value across the construction ecosystem What can you expect from us today

Operating Performance Improvement Asset Base Optimization ROCE Improvement Levers ROCE We doubled our ROCE in the past three years ROCE

Encouraging cement demand outlook National Cement Consumption CAGR 2017-2021 Ready-mix for France, UAE and Israel Source: CEMEX, CemWeek Stagnation (0% to +2%) Strong growth ( > +5%) Growth (+2% to +5%) Decline (-5% to 0%)

Return on Capital is paramount Marginal capacity increases Supportive macro-economics Better pricing momentum Strong operating leverage Positive volume outlook Industry returning to sustainable profitability

2017e >550 >1,900 Pricing Benefits(1) (l-t-l) ($ M) Services & Surcharges Benefits ($ M) 210 2017e 230 230 ~240 Pricing, a key driver for CEMEX’s value creation (2) Excludes TCL. 2016-2017 proforma for divestments. Includes cement, ready-mix and aggregates CAGR from 2014 to 2016

CEMEX Day 2016

Achieving our mid term EBITDA margin target sooner CEMEX EBITDA Margin % +100 bps +310 bps

Multiple refers to EV/EBITDA Excludes fixed asset sales CHP IPO 507 Fairborn 400 West Texas 306 US Pipes 500 GCC Secondary Offering 210 Other 140 Total 2,063 2016-2017 YTD 1,853 2,063 663 Significantly rebalanced portfolio at multiples(1) in excess of 10x… Asset Amount ($ M) Divestments 2014 – 2017 YTD(2) ($ M)

… while executing accretive growth opportunities…

- On January 24, 2017 CEMEX announced the successful **take-over bid of Trinidad Cement Limited ("TCL") and started consolidating TCL on February 1st, 2017**
- CEMEX acquired ~114 M ordinary shares representing **~30.3% of TCL's outstanding shares for a total consideration of ~$86 M**
- With this transaction **CEMEX's stake in TCL will be ~69.8%, consolidating an EBITDA for 2016 of ~$70 M**
- **The EV/EBITDA multiple for this transaction was ~6.7x**

CEMEXDAY 2017 | 11

… and maximizing the deleveraging effect

EBITDA divested from portfolio rebalancing 2016-2017 YTD[1]
($ M)


~(120)
~70
(~50)
Divested EBITDA
TCL
EBITDA
Total EBITDA
impact

- EBITDA divested: **~US$50 M**
- Total net proceeds: **~US$2,000 M**

1) 2016 estimated annualized impact

CEMEXDAY 2017 | 12

> Total ‘12-’17e >1,100 2017e 26 2017e Unlocking additional value through asset optimization 28 25 6 -11 -14 19 EoP days Fixed Asset Sales ($ M) Working Capital(1) (Average Days) 30 -4 2015-2017 excludes discontinued operations

Continue to improve shareholder return in 2017… ROCE Improvement Levers Operating Performance Improvement Asset Base Optimization 2017 Expectations Price improvement > $550 M EBITDA margin expansion > 20% Asset disposals > $500 M Working Capital ~ -14 Days (EoP) Supply chain improvements & cement operational efficiencies

… enhancing returns in the medium term through disciplined capital allocation CAPEX deployment Bolt-on acquisitions Asset swaps, JV´s, acquisitions CX Ventures Accelerate organic growth Return capital Pursue incremental growth

Exploring opportunities across the entire construction ecosystem HBM = Heavy Building Materials Development Preliminary Design, Approval, detailed Engineering Property mgmt. Services Construction Raw materials supply Direct material deliveries Development Planning Construction Operations End user Shell Installation Interior Appro- val Construction (civil) Maintenance Residential Commercial/industrial Informal housing Public Infrastructure Instructions for construction Supplier recommendations Stakeholders and Customer segments Distributors (authorized, premium, multi-brand, independent) Retailers (big depots, smaller retailers & re-sale) Distribution Property mgrs., private owners Service companies Developer (owner) Developer or project manager Traders Contract partner: Construction co., Self contractor Architect, civil engineer, specialized planner Subcontractors Raw material suppliers Pure Logistic providers Financial services Mining Manufacturing HBM(1)

Following clear guiding principles to look into new growth opportunities Open and collaborative Low capital intensive Accelerate technology adoption in construction Capitalize on existing inefficiencies in construction

CX Ventures as the vehicle to capture value Collaboration | Flexibility | Transparency Startups Associations Academia Research Construction Leaders Entrepreneurs Mid-Market Corporate Large Corporate City Planning Government IBM Research Watson Ecosystem Smarter Cities Cross-Industry Leaders VCs CEMEX Employees & Global Networks

Take advantage of improving demand dynamics in our key markets Continue to deliver on Value before Volume Actively manage our portfolio, with strict capital allocation discipline Developing new sources of value creation across the construction ecosystem What you should expect from us Deliver improved shareholder value